Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On December 19, 2008, David Crane, President and Chief Executive Officer of NRG Energy, Inc. (“NRG”), issued the following letter to all NRG employees.
[NRG ENEGY, INC. LETTERHEAD]

Date:	December 19, 2008

To:	All Staff

From:	David Crane—President and CEO

Subject:	Exelon Q&A
As we get ready for the holiday, I want to take this opportunity to update you on Exelon. It has been two months since Exelon made its initial proposal to acquire NRG and I want to express my thanks to all of you for staying focused on our tasks at hand and ask that you do the same in the coming weeks and months as this process plays out.
In the meantime, we will keep you up to date as best we can. Last month, we posted an Exelon Information Center on the Insider that includes publicly available information to date. I encourage you to visit this site often, as it contains news releases, articles, investor presentations, employee letters (with helpful Q&As) and other relevant information to keep you well-informed and on top of the latest events.
Below, we’ve responded to your latest questions. If you have further questions as we go along, I encourage you to submit them to your manager or to NRG Communications.
Finally, I’d like to take this opportunity to wish you and your families a safe and wonderful holiday and a happy New Year. Your hard work helped make 2008 NRG’s most successful year ever. Let’s continue working together to make 2009 even better.
Q&A
1. What’s happened with the Exelon bid since your last letter on December 2?
Exelon continues with its intensive effort to persuade our stockholders to accept its unsolicited exchange offer, which is scheduled to expire on January 6, 2009. We continue to believe the offer significantly undervalues NRG and overlooks the value of our market position, growth prospects and strategic direction. Our Board of Directors maintains its recommendation that NRG stockholders not exchange their shares in Exelon’s offer.

2. Yesterday, Exelon filed for federal regulatory approval of its hostile bid for NRG. What does that mean for NRG?
There is no deal between NRG and Exelon. Exelon’s filings for regulatory approvals are premature. There are a number of hurdles that would need to be overcome for these regulatory approvals to be granted or before any transaction could be finalized. More details can be found in our news release responding to Exelon’s filings.
3. In its filing, Exelon indicated a plan to divest approximately 1,000 MW in the PJM East market, specifically NRG’s Indian River, Vienna and Dover plants. Has anything been discussed?
As you know, Exelon’s proposed acquisition of NRG has been rejected by NRG’s Board and there have been no discussions between NRG and Exelon with respect to the terms of a transaction. Therefore, any proposed divestiture plan that Exelon may have is speculative and is subject to NRG’s agreement.
4. In making its hostile bid for NRG, is Exelon able to keep us from acquiring any other assets for the next 6-12 months?
As we have said in the past, it is business as usual for NRG, which means that we are able to consider transactions if they meet with our strategic criteria. That being said, we can’t speculate on whether NRG will pursue any acquisition in the near future.
5. If Exelon were to succeed in acquiring NRG, what would happen to my retirement plans?
Some NRG employees are participants in a “defined contribution” 401K plan where the Company contributes a certain amount of money each year into the employee’s account. This defined contribution is vested as soon as it is contributed, which means you have full ownership of it (as adjusted for investment gains and losses) – and it is yours to keep.
Other employees are participants in a “defined benefit” pension plan which is funded by the Company and provides for a specific benefit payment upon your retirement. The assets held by such plan will continue to be used to fund benefits accrued by participants upon being acquired by another company.
Whether you participate in a defined contribution plan or a defined benefit plan, the acquiring company would need to decide whether to start a new pension plan arrangement, continue with your existing plan, or freeze or amend future participation in your existing plan. However, an acquiring company cannot reduce whatever benefit has already been accrued by you or (except in extraordinary circumstances that should not be applicable here) withdraw funds already held by the plan.
Exelon Exchange Offer
6. If I’m an NRG stockholder, will I continue to receive items in the mail from Exelon and NRG? What more can I expect?
This is an ongoing process and as an NRG stockholder you will continue to receive relevant materials from both companies as long as Exelon continues to pursue its exchange offer.

If you’re an NRG stockholder, you should have already received the Exelon exchange offer documents from the bank or broker you use to hold your NRG shares. If you hold shares directly, you should have received the exchange offer materials directly from Exelon.
As you know, the NRG Board has recommended that stockholders not tender their shares into Exelon’s offer, and we hope that you will support that recommendation by disregarding Exelon’s materials. If you have tendered your shares, you have the ability to withdraw them from the offer prior to the expiration of the offer if you so choose.
7. Do financial websites or other news sources track how many NRG stockholders to date have exchanged their shares? Is this public information?
Exelon will announce the results of the exchange offer when the offer expires on January 6, 2009. Until that time, there is no way to tell for certain how many shares have been tendered into the offer.
8. Is it possible that Exelon will extend its exchange offer on January 6?
As we’ve said, this may be a long process and Exelon has indicated that it may extend its exchange offer on January 6. The NRG Board continues to believe this offer is highly conditional and inadequate and recommends that our stockholders reject Exelon’s offer.
Exelon Proxy Proposal
9. Has NRG picked a date yet for our 2009 annual stockholders meeting?

The 2009 annual meeting of stockholders has not been scheduled yet.
Exelon Lawsuit
10. Regarding Exelon’s lawsuit against NRG—has there been any progress on it? Or has a judge ruled one way or another?
First, for background, on November 11, 2008, Exelon filed a lawsuit against NRG and our Board, arguing that our Board did not give appropriate consideration to their original proposal. We filed a motion to dismiss the suit as we believe that it fails to state any claim against NRG or our Board.
Since November 11, there has been no substantive progress on Exelon’s lawsuit against NRG. That said, this lawsuit is an ongoing process and we will keep you informed of any developments that may occur in a timely manner.
11. What if I still have questions?
Please send any questions you may have to NRG Communications. We will use them in upcoming communications as much as possible.
Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc.

(“NRG”). NRG plans to file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 28, 2008, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Detailed information regarding the names, affiliations and interests of individuals who will participate in the solicitation of proxies of NRG’s stockholders will also be available in NRG’s proxy statement for the 2009 Annual Meeting.